							EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Three Months Ended		Year Ended December 31,
	March 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes	$4,627	$5,651	$9,960	$27,777	$10,439	$6,716	$18,238
Equity in net income of affiliates included above	-	(88)	(175)	(642)	(752)	(784)	(762)
Fixed charges	1,397	1,247	5,295	5,452	4,876	4,835	4,723
Distributed income of equity affiliates	-	105	148	318	137	161	161
Interest capitalized	(123)	(55)	(234)	(284)	(263)	(162)	(772)

Earnings, as adjusted	$5,901	$6,860	$14,994	$32,621	$14,437	$10,766	$21,588

Fixed Charges:
Interest expense	$899	$860	$3,613	$3,940	$3,444	$3,535	$2,994
Interest capitalized	123	55	234	284	263	162	772
Portion of rental expense representative of interest factor	375	332	1,448	1,228	1,169	1,138	957

Fixed Charges	$1,397	$1,247	$5,295	$5,452	$4,876	$4,835	$4,723

Ratio of Earnings to Fixed Charges	4.22	5.50	2.83	5.98	2.96	2.23	4.57